UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                           FORM 10 - SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                              ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       Future Carz.com, Inc.
          (Name of Small Business Issuer in its charter)


Nevada                                  88-0431029
(State or other jurisdiction of         (I.R.S. Employer Identification Number)
incorporation or organization)


12624 Carmel Country Road, #82                  92130
(Address of principal executive offices)        (zip code)


Issuer's telephone number:  (619) 699-8900


Securities to be registered under section 12(b) of the Act:


Title of Each Class             Name on each exchange on which
to be so registered             each class is to be registered

____________________            ____________________
____________________            ____________________

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 5,328,087 issued and outstanding as of February 3, 2000.


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Part I                                                                  3
          Item 1.        Description of Business                        3
          Item 2.        Management's Plan of Operation                 7
          Item 3.        Description of Property                        8
          Item 4.        Security Ownership of Management               9
          Item 5.        Directors,  Executives,  Officers and
                         Significant Employees                          9
          Item 6.        Executive Compensation                         10
          Item   7.      Certain  Relationships  and   Related
                        Transactions                                    10

Part II                                                                 12
          Item 1.        Legal Proceeding                               12
          Item 2.        Market for Common Equity and Related
                         Stockholder Matters                            12
          Item 3.        Recent   Sales   of   Unregistered
                         Securities                                     13
          Item 4.        Description of Securities                      13
          Item 5.        Indemnification  of  Directors and
                         officers                                       14

Part F/S                                                                16
          Item 1.        Financial Statements                           16

Part III                                                                17
          Item 1.        Index to Exhibits                              17
          Item 2.        Description of Exhibits                        18

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                              Part I

Item 1.        Description of Business

A.   Business Development and Summary

     Future Carz.com, Inc. ("Future Carz" or the "Company") was organized by the filing of articles of incorporation with the
Secretary of State of the State of Nevada on July 13, 1999. The articles of the Company authorized the issuance of twenty million (20,000,000) shares of Common Stock at a par value of $0.001 per share and five million (5,000,000) shares of Preferred Stock, par value $0.001 per share. The Company is filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status with the SEC is a necessary step in accomplishing the Company's goal of having its stock listed on the Over-the-Counter Bulletin Board in the future. Consequently, the Company will continue to voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules.

      The Company is a developmental stage company with a principal business objective to provide automobile information and purchasing services via the Internet to assist consumers in researching, evaluating and buying new and pre-owned vehicles. In addition, the Company seeks to offer services to enable consumers to purchase automotive-related products and services such as insurance, financing and automobile parts.

     The Company currently operates a web site at www.futurecarz.com, where visitors are able to search for automobile-related information and services. The Company is enrolled in an affiliate program, through which it receives remuneration for referrals to other automotive web site. Remuneration is based upon the following factors: (i) the level of traffic directed to affiliates, (ii) the number of price inquiries submitted and (iii) the number of sales realized as a result of referrals. The Company, however, has limited operating history, and must be considered a developmental stage company. Future operations are dependent upon management's ability to attract and retain users, of which there can be no assurance. Management must, among other things, develop and market the Company's vehicle information and purchasing services.

B.   Business of Issuer

(1)  Principal Services and Principal Markets

     Future Carz seeks to provide consumers with automotive-related information and services via the Internet. The Company's principal objective is to allow consumers to research information about vehicle models, options and dealer costs to be able to make informed purchase decisions. The Company believes that consumers have traditionally been dependent upon dealers and third-party vendors for such information. The Company has entered into, and seeks to continue to pursue, affiliate programs to deliver vehicle-related information and commerce services to consumers.

      Visitors to the Company's web site will be given the opportunity to search for information regarding new or used car prices and specifications, vehicle parts, automotive auctions and vehicle insurance. Based upon a user's selected interest, they will connect to an affiliate, where consumers will be provided with the requested information or service.

     The Company intends to invest in the enhancement of current operations and the development of future service offerings. The market for vehicle information and purchasing services is fragmented, rapidly evolving and intensely competitive. Barriers to entry are minimal, and current and new competitors can conduct operations at a relatively low cost. The Company anticipates competing with (i) various online companies that provide similar services as those of the Company, (ii) individuals who are knowledgeable of the procedures and processes to negotiate automobile purchases, and (iii) traditional media companies that compile, from third-parties, or develop, internally, independent proprietary automobile information.

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(2)  Distribution Methods of Services

     The Company's objective is to provide vehicle information and purchasing services to consumers over the World Wide Web. The Company currently operates a web site (www.futurecarz.com) through which consumers are able to research vehicles they are interested in purchasing and subsequently submit pricing inquiries to member automobile dealerships. The Company intends to market its services through the use of Internet banner advertising, initially, and radio or television commercials and print materials within the next twelve (12) to twenty-four (24) months. In addition, the Company presently engages Internet portal sites and search engines, as well as linking and affiliate programs, to increase awareness of the Company's services.

      Utilize Technology to Maximize Business Impact. The Company intends to utilize the unique efficiencies of the Internet to (i) personalize the vehicle purchasing experience by delivering information the consumer desires, (ii) educate consumers about various vehicle makes and models and (iii) capitalize on the economic advantages of lower overhead and increased geographic coverage relative to traditional automobile information providers. The Company's success will depend, in part, on its ability to enhance existing services and develop new services both internally, through research and development, and externally via third-party license or purchase agreements. If the Company is unable to adapt to changing market conditions, merchant requirements or emerging industry standards, its business would be materially adversely affected.

     Performance-Based Affiliate Program. The Company has entered into affiliate programs to deliver automobile-related services. The Company expects to receive monetary compensation based upon the level of traffic it directs to affiliates, the number of price quotes requested by referred visitors and the number of purchases by referred visitors, all of which are monitored and recorded by independent third-party administrators. The Company's current programs are intended to be non-exclusive and may be terminated at the discretion of either party, and management therefore does not anticipate that these programs will prevent the Company from entering into further affiliate programs with other online sources. In addition, the Company may seek to enter into affiliate programs whereby it would provide monetary compensation to web sites that direct traffic to the Future Carz web site, with the goal of increasing brand awareness. Future Carz depends on the growing use and acceptance of the Internet as an effective medium of commerce by merchants and customers. Decreased levels of e-commerce transactions and the lack of acceptance of the Internet as a medium of commerce could have a material adverse effect on the Company's operations.

     Pursue Strategic Alliances. The Company may pursue strategic alliances with partners who have established operations. The Company believes that these joint venture relationships, if successful, will allow the Company to gain additional insight, expertise and penetration in markets where joint venture partners already operate, and may increase the Company's revenue and income growth. No specific joint venture agreements have been signed, and no assurance can be given that any agreements will be effected, or if effected, will be successful.

     Management believes that the primary competitive factors affecting its operations are reputation and reliability, speed and efficiency of web site operations, quality of affiliates, marketing, convenience, and brand recognition. There can be no assurance that the Company will be able to compete successfully against potential competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

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(3)  Status of Any Announced New Service

      The Company has limited operating history, and as a start-up and development stage company, the Company has no new services to announce. The Company incorporated under the laws of the State of Nevada on July 13, 1999. Activities to date have been limited primarily to organization, initial capitalization, finding and securing a management team and board of directors, the development of a business plan, developing a web site, entering into affiliate programs and commencing with initial operational plans.

      As of February 3, 2000, the Company has developed a business plan, developed an Internet site, recruited and retained a CEO and established what steps need to be taken to achieve the results set forth in this Registration Statement.

(4)  Industry Background

      The market for cars and lightweight trucks ("vehicles") and related products and services has served to make the automobile industry one of the largest in the world. Despite its size and impact, the new and pre-owned vehicle market utilizes a distribution infrastructure that is fragmented and inefficient for both consumers and dealers. The Company believes that a combination of the competitive dealership landscape and a salesperson compensation system based on sales dollar volume rather than sales unit volume has contributed to an unpleasant buying experience for consumers and a decline in profit margins for dealers. As a result, consumers often perceive dealerships as pressure-filled environments where they must make purchase decisions with incomplete information. Further, when purchasing pre-owned vehicles as compared to new vehicles, consumers are confronted with vehicles that have unique prices, accessories, mileage, history of use and maintenance records. The higher profit contribution to the dealer from the sale of a pre-owned vehicle, as compared to that of a new vehicle, further increases the pressure for the dealer to complete a sale and often makes the process more difficult for the consumer. In addition, consumers historically have not had access to competitively priced automotive-related products and services in a single centralized location.

     The Online Automotive Opportunity

      The Company believes that, like other industries, vehicle manufacturers, dealers and vendors of related products and services increasingly desire to use the Internet to improve consumer interaction, information management and sales. However, to benefit from the Internet opportunity, dealers, vehicle manufacturers and related vendors must address the need for sophisticated Web site development and maintenance, increased demand for electronic consumer interaction and support and integration of their Web sites with existing internal systems. For consumers, while the Internet substantially increases the amount of information available for researching and evaluating automotive purchase decisions, this information is often widely dispersed and typically not aggregated at a central, organized source. In addition, a large portion of this information is located on automotive manufacturers' own Web sites, which the Company believes frequently do not provide complete or unbiased content.

(6)  Customers

     The Company seeks to provide automobile-related information and services to consumers via its web site (www.futurecarz.com). The Company plans to market its services via traditional and Internet advertising, telemarketing, affiliate programs and the referral process. As of February 3, 2000, the Company has generated no sales revenues. Future revenues and profits will depend upon various factors, including market acceptance of the Company's services and general economic conditions. The Company does not anticipate that its revenues will be dependent, however, on any one or even a few major customers.

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(7)  Patents, Trademarks, Licenses or Contracts

      The Company believes that its success is dependent in part on its ability to establish a recognizable brand image. Management intends to rely primarily on trade secret, trademark and copyright laws, treaties and contractual agreements to establish and protect its potential proprietary rights. There can be no assurance that the steps taken by the Company will be sufficient to prevent misappropriation of its proprietary rights or that the Company's competitors will not independently develop methods or operations that are substantially equivalent or superior to the Company's.

     Policing unauthorized use of the Company's proprietary and other intellectual property rights could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require the Company to enter into costly royalty or licensing arrangements to prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

(8)  Regulation

     A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. Prohibition and restriction of Internet content could dampen the growth of Internet use, decrease the acceptance of the Internet as a communications and commercial medium, expose the Company to liability, and/or require substantial modification of the Company's products and services, and thereby have a material adverse effect on the Company's business, results of operations and financial condition.

(9)  Effect of Existing or Probable Government Regulations

     It is unclear how the various states will interpret the existing laws regarding the Company's business. In the event that individual states' regulatory requirements change or additional requirements are imposed on the Company, Management may be required to modify aspects of the Company business in those states in a manner that might undermine the attractiveness of the Future Carz purchase process to consumers, automotive-related vendors or advertisers or require the Company to terminate operations in that state, either of which could have a material adverse effect on the Company's business, results of operations and financial condition.

(12) Employees

     The Company presently has one (1) full-time and one (1) part-time employee. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

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(13) Year 2000
     Although the Company plans to use only new technologies and systems developed within the past five (5) years, the Company has never viewed this as a guarantee of immunity against the millennium "bug." The Company has developed Year 2000 compliance procedures that Management believes are sufficient for industry standards. A more detailed discussion of the issue and the Company's plans for dealing with it is included in Item 2: Management's Discussion and Plan of Operation.


Item 2.   Management's Plan of Operation

A.   Management's Plan of Operation

(1) In its initial approximately five (5) month operating period ended November 30, 1999, the Company incurred a net loss of $15,570 for selling, general and administrative expenses related to start-up operations. On July 16, 1999, one (1) founding shareholder purchased 4,000,000 shares of the Company's authorized common stock, par value $0.001 per share, paid for on July 29, 1999 with cash of $4,000.00. This original stock offering was made pursuant to Section 4(2) of the Securities Act of 1933, as amended. Additionally, in November of 1999, the Company completed an offering of one million three hundred twenty eight thousand eighty seven (1,328,087) shares of the common stock of the Company to approximately seventy-four (74) unaffiliated shareholders. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has five million three hundred twenty eight thousand eighty seven (5,328,087) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately seventy five (75) shareholders of record. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. Future operations may be dependent upon the Company's ability to secure sufficient sources of financing. The Company, however, believes it will be able to satisfy its obligations internally for the next six (6) to twelve
(12) months from the proceeds of its offering and through any future revenues the Company may experience. The Company does not expect to require additional sources of financing at this time, however, there can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms, in the event the Company requires such financing.

     This is a development stage company. The Company believes that its initial revenues will be primarily dependent upon the
Company's ability to cost effectively and efficiently provide vehicle-related information and purchasing services to consumers. The Company designates as its priorities for the next twelve (12) months of operations as enhancing and marketing its services to establish its business in the automotive products and services industry. The affiliate programs the Company has entered into is expected to provide the Company with access to automotive content and services and incremental revenue until such time as the Company is able to provide those services internally. Realization of revenues from the affiliate programs is not expected to be significant, and Management does not anticipate relying on such revenue. However, future revenues and profits are expected to depend upon various factors, including, but not limited to: the ability to internally develop, through research and development, automotive information and purchasing services and market acceptance of the Company's services, which is expected to be the Company's sole source of revenue. There can be no assurance, however, that the Company will be able to compete successfully or that the competitive pressures the Company may face will not have a material adverse effect on the Company's business, results of operations and financial condition. The Company faces all of the risks, expenses and difficulties frequently encountered in connection with the expansion and development of a new business. Additionally, a superior competitive service or technology could force the Company out of business.

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      The  Company  uses a significant number of computer  software
programs   and  operating  systems  in  its  internal   operations,
including applications used in financial business systems and various administrative functions. Although the Company's software applications contain source code that appropriately interpreted the calendar year 2000, failure by the Company to make any future modifications resulting from "Year 2000" could result in systems interruptions or failures that could have a material adverse effect on the Company's business. The Company has not incurred, nor anticipates that it will incur material expenses to make its computer software programs and operating systems "Year 2000"
compliant.   However, there can be no assurance that  unanticipated
costs   necessary   to  update  software,  or   potential   systems
interruptions, will not exceed the Company's expectations and have a material adverse effect on the Company's business, financial condition and results of operations. In addition, failure by key service providers to the Company, such as its Web hosting service provider to make any future modifications resulting from "Year 2000" could result in systems interruptions or failures that could have a material adverse effect on the Company's business.

     As of November 30, 1999, the Company has yet to generate any revenues, and there can be no assurance that the Company will generate revenues over the next six (6) to twelve (12) months of operations.

  (3) Management believes that the Company's future growth and success may be largely dependent on its ability to develop, internally through strategic alliances and research and development, or acquire, externally through licensing or purchasing from third-party vendors, products and technology to meet the evolving needs of its prospective customers. The Company believes that the long-term success of its service offerings and technology may require substantial research and development.

     The Company has yet to incur any research and development costs from July 13, 1999 (date of inception) through November 30, 1999. In addition, the Company does not anticipate incurring any substantial research and development costs through the fiscal and calendar year ending December 31, 2000.

(4) The Company's office space is provided by an officer and director of the Company at no cost to the Company. Otherwise, the Company currently does not have nor expects to purchase any facilities or equipment.

(5) Principal shareholders of the Company have agreed to provide consulting services to the Company without charging consultant or finders' fees.


Item 3.        Description of Property

A.   Description of Property

     The Company's corporate headquarters are located at 12624 Carmel Country Road, #82, San Diego, California 92130. The dimension of the office space is approximately five (5) feet by six
(6) feet and it contains a desk, phone and computer, and is only used to make or receive phone calls and review the Company's web site. The sole officer and director of the Company provides the office space at no cost to the Company, and there is no additional expense to the officer for allowing the Company to utilize this minimal space. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the properties currently being utilized by the Company. It is the Company's opinion that the "brick and mortar" business office equivalents of the past are unnecessary for Future Carz' success. However, in the event that the Company requires additional office space, Management believes there are suitable commercial office spaces available at reasonable prices.

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Item 4.        Security Ownership of Management

A.        Security Ownership of Management

      The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer,
(iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

                                                      Amount
Title  Name and Address                               of shares Percent
Of     of Beneficial                                  held by   of
Class  Owner of Shares           Position             Owner     Class
------ ---------------------     --------------       --------- -------
Common Hal  Crawford             President, CEO       4,000,000 75.07%
                                 And Director
Common All Executive Officers
       and Directors as a Group
       (1 Person)                                     4,000,000 75.07%


The address for Mr. Crawford is as follows: 12624 Carmel Country Road, #82, San Diego, California 92130.

Item   5.         Directors,  Executive  Officers  and  Significant
Employees

A.   Directors, Executive Officers and Significant Employees

     The names, ages and positions of the Company's directors and executive officers are as follows:

---------------------------------------------------------------------
Name               Age  Position               Date Appointed
-----------------  ---  ---------------------- ----------------------
Hal  Crawford      42   President, Treasurer   July  16, 1999
                        and Director

Denise Crawford    40   Secretary and Director February 1, 2000
---------------------------------------------------------------------


B.   Work Experience

     Hal B. Crawford, President, Secretary, Treasurer and Chief Executive Officer - Mr. Crawford has been involved in the automotive sales industry for nearly a decade. His professional experience began as a salesperson with Carlsbad Volvo, where Mr. Crawford directed sales, consisting of product demonstrations and negotiation of sales prices. In 1993, Mr. Crawford took the position of assistant sales manager at Acura Mission Viejo, where he assisted in inventory control as well as working with the sales team and finance department. In 1995, he completed training at the Acura Customer Development Program. Later that same year, Mr. Crawford accepted a position at B.M.W. of San Diego as a Fleet
Manager, handling fleet sales for automobile brokers as well as auto rental agencies. In 1999, he completed the B.M.W. Competitive Selling Skills Workshop.

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     Denise Crawford, Secretary and Director - Denise Crawford  has
been involved in the business marketing industry for 20 years. While in the property management field for about 12 years, she
negotiated   real  estate  transactions,  as  well   as   organized
construction projects to bring residential real estate up to code to be used as rental property. During the last seven years, Mrs. Crawford has gained experience in public relations and marketing in San Diego's political and business arena. While working with two different ground transportation companies, she gave presentations
to   corporations,  developed  advertising  ideas,   as   well   as
negotiating  contracts.  At present, Mrs. Crawford is  working  for
the  City  of  San  Diego  with  the  city  council.   Her  current
responsibilities include briefing Councilman George Stevens on various issues such as the development of the downtown ball park, the Work Force Partnership program and speaking on behalf of the Councilman at public events.

C.   Family Relationships

     Mr. Hal Crawford and Mrs. Denise Crawford are married.


Item 6.        Executive Compensation

Remuneration of Directors and Executive Officers

      The Company does not currently have an employment agreements with its executive officers but expects to sign employment agreements upon approval of public listing. No executive officer of the Company prior to February 3, 2000 drew a formal salary from the Company. Over the next twelve months, however, the executive officers are expected to draw the following annual compensation. The Company does not currently have a stock option plan.

(1)  Name of Individual     Capacities in Which        Annual
     or Identity of Group   Remuneration was Recorded  Compensation

     Hal Crawford           President and CEO          $25,000

     Denise Crawford        Secretary and Director$      7,000

1. Mrs. Crawford's salary will be minimal and supplementary to Mr. Crawford's salary until such a time as the Company reaches positive cash flow.


Item 7.        Certain Relationships and Related Transactions

     On July 13, 1999, the Company was incorporated as Future Carz.com, Inc. On July 16, 1999, the initial meeting of the Board of Directors convened. At this meeting, the Company accepted a written offer from the following individual: Hal Crawford to purchase a total amount of 4,000,000 shares of Common Stock of the Company, $0.001 par value.

     On July 16, 1999, the Company initiated an offering of securities pursuant to Regulation D, Rule 504, and sold exactly 1,328,087 shares of Common Stock of the Company, $0.001 par value, at $0.05 per share. The offering was formally closed and all subscriptions were accepted on or before November 30, 1999. The Company's shares are not currently traded on a public exchange. The Company has voluntarily submitted this registration statement with the Commission with the goal of establishing the fully reporting status.

      On January 28, 2000, the Company unanimously appointed Mrs. Denise Crawford, wife of Mr. Hal Crawford, as Secretary and Director of the Company.

                              Part II

Item 1.        Legal Proceeding

     None.

Item  2.         Market  for Common Equity and Related  Stockholder
Matters

B.   Holders

     As of February 3, 2000, the Company had approximately 75 stockholders of record.

D.   Reports to Shareholders

      The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.   Transfer Agent

      The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

F.   Penny-Stock Limitations

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with trades in any stock defined as a "penny stock." The Securities and Exchange Commission (the "Commission") has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq and any equity security issued by an issuer that has: (i) net tangible assets of at least $2,000,000 if such issuer has been in continuous operation for more than three years, (ii) net tangible assets of at least $5,000,000 if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000 if such issuer has been in continuous operation for less than three years.

     Unless exempt, for any transaction in a penny stock, the new rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure also  has  to  be  made  about  commissions  payable  to  both  the broker/dealer and the registered representative and current quotations of the securities. Finally, monthly statements must be send disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Non-Nasdaq stocks would not be covered by the definition of penny stock for (i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous operation for three years); (ii) transaction in which the customer is an institutional accredited investor; and (iii) transactions that are not recommended by the broker/dealer.

     In addition, if the Company's securities are not quoted on Nasdaq or the Company does not have $2,000,000 in net tangible assets, trading in the Company's securities would be covered by Rules 15g-1 through 15g-6 promulgated under the Exchange Act for non-Nasdaq and non-exchange listed securities. Under such rules, broker/dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination and obtain the purchaser's written consent prior to sale. Securities are exempt from these rules if the market price of the security is at least $5.00 per share.

     Because the Company's Common Stock will likely fall inside the scope of the definition for a penny stock, the market liquidity for the Company's securities could be severely affected. In such event, the regulations on penny stocks could limit the ability of broker/dealers to sell the Company's securities and thus the ability of purchasers of the Company's securities to sell their securities in the secondary market.


Item 3.        Recent Sale of Unregistered Securities

     On July 16, 1999, the Company issued 4,000,000 shares to Hal Crawford, the President of Company. The shares were fully paid for and non-assessable. Mr. Crawford paid $4,000.00, or $0.001 per share, for his shares. As this was a private transaction, only offered to the founder of the Company, it was a transaction by an issuer not involving any public offering. These shares issued by the Company were issued under Section 4(2) of the Securities Act of 1933. On November 30, 1999, the Company completed an offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 1,328,087 shares of Common Stock to approximately 75 unaffiliated shareholders of record. These shares sold were sold at the price of $0.05 per share. This offering was registered with the State of Nevada, and said registration was granted by the State of Nevada on October 5, 1999. The offering was sold exclusively in said state in which it was registered. The Company sold less than $1 million in a twelve month period. Finally the Company has a specific business plan, is not an open ended investment company, and, at the time of the 504 offering, was not subject to the reporting requirements of Sections 13 or 15(d) of the Act.


Item 4.        Description of Securities

A.   Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.


Item 5.        Indemnification of Directors and Officers

     The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

     The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

     The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

      The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                             Part F/S

Item 1.        Financial Statements

The following documents are filed as part of this report:

a) Future Carz.com, Inc.                                        Page

     Report of G. Brad Beckstead, CPA                           F-1

     Balance Sheet as of November 30, 1999                      F-2

     Statement  of  Operations for the period
     from July  13,  1999 through November 30, 1999             F-4

     Statement of Stockholder's Equity for
     the period from July 13, 1999 through
     November 30, 1999                                          F-5

      Statement  of  Cash Flows for the period
      from July  13,  1999 through November 30, 1999            F-6

     Notes to Financial Statements                              F-7

BEGIN PART F/S


G. BRAD BECKSTEAD
Certified Public Accountant
                                              330 E. Warm Springs
                                              Las Vegas, NV 89119
                                                     702.528.1984
                                                     888.483.3827

                  INDEPENDENT AUDITOR'S REPORT


January 5, 2000

Board of Directors
Future Carz.com, Inc.
3110 S. Valley View, Ste. 105
Las Vegas, NV 89102

I have audited the Balance Sheet of Future Carz.com, Inc.(the "Company") (A Development Stage Company), as of November 30, 1999, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period July 13, 1999 (Date of Inception) to November 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Carz.com, Inc., (A Development Stage Company), as of July 13, 1999 (Date of Inception) to November 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



G. Brad Beckstead, CPA

                      Future Carz.com, Inc.
                  (A Development Stage Company)

                          Balance Sheet
                              as of
                        November 30, 1999

                               and

                      Statements of Income,
                    Stockholders' Equity, and
                           Cash Flows
                         for the period
                July 13, 1999 (Date of Inception)
                             through
                        November 30, 1999

                        TABLE OF CONTENTS

                                 PAGE

Independent Auditor's Report     1

Balance Sheet                    2

Income Statement                 3

Statement of Stockholders'       4
Equity

Statement of Cash Flows          5

Footnotes                        6

                      Future Carz.com, Inc.
                  (A Development Stage Company)

                          Balance Sheet
                        November 30, 1999

ASSETS

Cash                             $15,250

Web development costs, net       20,000

Organizational costs, net        21,129

TOTAL ASSETS                     $56,379

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable                 $ 1,445

TOTAL LIABILITIES                1,445

Common Stock, $0.001 par value,
20,000,000 shares authorized;
5,328,087 shares issued
and outstanding at 11/30/99      5,328


Preferred Stock, $0.001 par
value, 5,000,000 shares
authorized; no shares issued
and outstanding at 11/30/99      -0-

Additional paid-in capital       65,176

Retained earnings                (15,570)

TOTAL STOCKHOLDERS' EQUITY       54,934

TOTAL LIABILITIES AND            $56,379
STOCKHOLDERS' EQUITY

See accompanying notes to financial statements.
-2-

                      Future Carz.com, Inc.
                  (A Development Stage Company)

                        Income Statement
                         For the period
                July 13, 1999 (Date of Inception)
                      to November 30, 1999

Revenue              $ -0-

Marketing            550

General and          15,020
administrative
expenses

Net income or        $(15,570)
(loss)

Weighted average
number of
common shares        5,328,087
outstanding

Net income or        $ -0-
(loss) per share

See accompanying notes to financial statements.
-3-

                      Future Carz.com, Inc.
                  (A Development Stage Company)

          Statement of Changes in Stockholders' Equity
                         For the period
     July 13, 1999 (Date of Inception) to November 30, 1999

                                                        Deficit
                                                        Accumulated
                                             Additional During      Total
                         Common Stock        paid-in    Development Stockholder
                      Shares      Amount     Capital    Stage       Equity
                      ---------  ---------   ---------  ---------   ----------

July 29, 1999         4,000,000  4,000.00                            4,000.00
Founders shares
issued for services

July 29, 1999                                   100.00                 100.00
Donated capital for
administrative expenses

November 30, 1999     1,328,087  1328.00     65,076.00              66,404.00
Stock issued for cash

Net Loss,                                              (15,570.00) (15,570.00)
July 13, 1999
(inception) to
November 30, 1999

Balance as of         5,328,087  5,328.00    65,176.00 (15,570.00) 54,934.00
November 30, 1999     =========  ========    ========= =========== =========

                      Future Carz.com, Inc.
                  (A Development Stage Company)

                     Statement of Cash Flows
                         For the period
     July 13, 1999 (Date of Inception) to November 30, 1999

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss                         ( 15,570)

Increase in web development      ( 20,000)
costs

Increase in organizational       ( 21,129)
costs

Increase in accounts payable     1,445

Net cash used by operating       ( 55,254)
activities

CASH FLOWS FROM INVESTING
ACTIVITIES

Net cash used by investing       -0-
activities

CASH FLOWS FROM FINANCING
ACTIVITIES

Issuance of capital stock        5,328

Additional paid-in capital       65,176

Net cash provided by financing   70,504
activities

Beginning cash, July 13, 1999    -0-
(Date of Inception)

Ending cash, November 30, 1999   15,250

NON-CASH TRANSACTIONS

Interest expense                 -0-

Income taxes                     -0-


See accompanying notes to financial statements.
-4-

                      Future Carz.com, Inc.
                  (A Development Stage Company)
                            Footnotes
                        November 30, 1999

Note 1 - History and organization of the company

The Company was organized July 13, 1999 (Date of Inception) under the laws of the State of Nevada, as Future Carz.com, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

On July 29, 1999, the Company issued 4,000,000 shares of its $0.001 par value common stock to its directors for services in the amount of $4,000.00. $100.00 cash was received from the Company's directors and is considered additional paid-in capital.

On  November 30, 1999, the Company issued 1,328,087 shares of its
$0.001 par value common stock to investors for a total amount  of
$66,404.00.   $1,328.00 represents common  stock  and  $65,076.00
represents additional paid-in capital.

There have been no other issuances of common or preferred stock.

Note 2 - Accounting policies and procedures

Accounting policies and procedures have not been determined except as follows:

  1.   The Company uses the accrual method of accounting.

  2. The cost of web development, $20,000.00, is being amortized over a period of 60 months (November 1, 1999 through October 31, 2004).

  3. The cost of organization, $21,129.00, is being amortized over a period of 60 months (November 1, 1999 through October 31, 2004).

  4. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

  5. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

  6. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation.

  7. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued.

  8.   The Company has adopted December 31 as its fiscal year end.

                      Future Carz.com, Inc.
                  (A Development Stage Company)
                            Footnotes
                        November 30, 1999


Note 3 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Note 4 - Related party transactions

The Company does not lease or rent any property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 5 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 6 - Year 2000 issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

END PART F/S

                             Part III

Item  1.         Index  to  Exhibits  (Pursuant  to  Item  601   of
Regulation SB)

Exhibit
Number    Name and/or Identification of Exhibit

3.        Articles of Incorporation & By-Laws

          (a)  Articles of Incorporation of the Company filed July 13, 1999
          (b)  By-Laws of the Company adopted July 16, 1999

23.       Consent of Experts and Counsel

          Consents of independent public accountants

27.       Financial Data Schedule

          Financial  Data Schedule of Future  Carz.com,  Inc.
          ending November 30, 1999

Item 2.        Description of Exhibits

Exhibit
Number    Name and/or Identification of Exhibit

3.        Articles of Incorporation & By-Laws

          (a)  Articles of Incorporation of the Company filed July 13, 1999
          (b)  By-Laws of the Company adopted July 16, 1999

23.       Consent of Experts and Counsel

          Consents of independent public accountants

27.       Financial Data Schedule

          Financial  Data Schedule of Future  Carz.com,  Inc.
          ending November 30, 1999

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


                            SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                       Future Carz.com, Inc.

                           (Registrant)

Date:     February 3, 2000


By:  /s/ Hal Crawford

     Hal Crawford, President, Treasurer and Director

By:  /s/ Denise Crawford

     Denise Crawford, Secretary and Director

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